SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

C9, 99 Danba Rd

Putuo District, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On January 14, 2022, Fintech (Henan) Supply Chain Management Co., Ltd (“Henan Fintech”), a subsidiary of Fintech (Shanghai) Digital Technology Co., Ltd and a controlled affiliate of the Registrant, entered into a share acquisition agreement (the “Agreement”) with Henan Youjiatian Agricultural Technology Co., Ltd (“Youjiatian”) and its sole shareholder to acquire a 51% equity interest in Youjiatian.

Youjiatian is an agricultural supply chain management company based in Henan Province. Pursuant to the Agreement, Henan Fintech agreed to acquire 51% of Youjiatian’s equity for a cash consideration of RMB0.51 million (approximately $80,280) based on the agreed-upon value of the shares to be acquired. The selling shareholder would be responsible for all debts of Youjiatian incurred prior to the acquisition and pledge the remaining 49% equity the selling shareholder owns as collateral to guarantee the repayment of those debts. Youjiatian agreed to obtain certain land use right and pledge such right and all real properties on the land as additional collateral to secure the repayment of the pre-existing debts. As the majority shareholder, Henan Fintech (or its affiliates) would provide loan funds for Youjiatian’s operations as set forth in the Agreement. The parties further agreed to annual revenue and net income performance targets for Youjiatian and a performance-based profit allocation schedule between the two parties. The selling shareholder would be obligated to repurchase the equity interest acquired by Henan Fintech for RMB0.51 million in cash under certain circumstances. The transaction is expected to close in 90 days.

Exhibits.

The following documents are furnished herewith:

EXHIBIT INDEX

Exhibit	Description

10.1	Share Acquisition Agreement (English Translation) dated January 14, 2022
99.1	Press release dated January 25, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Date: January 25, 2022	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer